HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

02042514

July 4, 2002

SEC FILE NO. 82-4358

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 11 2002
WASH. D.C. 165

SUPPL

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Magician Industries (Holdings) Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Magician Industries (Holdings) Limited (the "Company"), S.E.C. File No. 82-4358, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement of audited results for the year ended March 31, 2002, dated June 24, 2002, published (in English language) in the The Standard and published (in Chinese language) in Hong Kong Economic Times, both on June 25, 2002.

dlw 7/12

h:\dlai\adr\magician\25.doc

The parts of the enclosed document that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Magician Industries (Holdings) Limited

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED

(incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF AUDITED RESULTS FOR THE YEAR ENDED 31ST MARCH, 2002

AUDITED RESULTS

The board of directors (the "Directors") of Magician Industries (Holdings) Limited (the "Company") announces that the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March, 2002 with comparative figures for the previous corresponding year are as follows:

	Notes	2002 HK$'000	2001 HK$'000
TURNOVER	2	**434,749**	404,490
Cost of sales		**(296,681)**	(289,744)
Gross profit		**138,068**	114,746
Other revenue		**3,483**	5,300
Selling and distribution expenses		**(32,418)**	(29,306)
Administrative expenses		**(66,752)**	(80,191)
Other operating expenses		**(14,351)**	(8,247)
		(110,038)	(112,444)
PROFIT FROM OPERATING ACTIVITIES	3	**28,030**	2,302
Gain on forgiveness of debt, net	4	**-**	30,060
Finance costs, net	5	**(10,595)**	(26,175)
Share of profit (loss) of an associate		**385**	(330)
PROFIT BEFORE TAX		**17,820**	5,857
Taxation	6	**(2,130)**	(102)
PROFIT BEFORE MINORITY INTERESTS		**15,690**	5,755
Minority interests		**-**	(74)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS		**15,690**	5,681
EARNINGS PER SHARE			
Basic, HK cents	7	**1.81**	1.12
Diluted, HK cents	8	**1.35**	0.98

Notes:

1. **Organisation**

   The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. **Turnover and segment information**

   The Group is principally engaged in the manufacturing and trading of household products.

   (a) *Geographical segments*

   The Group's revenue is mainly derived from customers located in North America and People's Republic of China (the "PRC"), while the Group's business activities are conducted predominantly in Hong Kong and mainland China. An analysis of the Group's external sales by location of customers is as follows:

	The United States		Canada		PRC		Europe and others		Total	
	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000
External sales	**235,424**	222,621	**31,809**	23,444	**132,727**	124,324	**34,789**	34,101	**434,749**	404,490
Gross profit	**64,587**	52,112	**9,225**	6,874	**54,362**	45,965	**9,894**	9,795	**138,068**	114,746

   All the production facilities of the Group are located in mainland China. Hence, no analysis of the segment assets, liabilities and capital expenditure information by geographical locations is provided.

   (b) No business segment information is provided as over 90% of the turnover and contribution to the Group's results are attributable to the manufacturing and trading of household products in Hong Kong and mainland China.

3. **Profit from operating activities**

Profit from operating activities was determined after charging (crediting) the following:

	Group	
	2002	2001
	HK$'000	*HK$'000*
Depreciation	**44,152**	42,521
Interest income on bank deposits	**(1,671)**	(3,538)

4. **Gain on forgiveness of debt, net**

As a result of the execution of a debt compromise arrangement under the Debt Restructuring Deed dated 10th November, 2000, a gain on forgiveness of debt of approximately HK$30,060,000, after deduction of the direct expenses, was recognised in the consolidated income statement for the year ended 31st March, 2001.

5. **Finance costs, net**

	Group	
	2002	2001
	HK$'000	*HK$'000*
Interest on:		
Bank loans and overdrafts wholly repayable within five years	**7,676**	26,173
Convertible bonds	**2,291**	645
Finance leases	**689**	1,098
Total finance costs	**10,656**	27,916
Less: Interest capitalised in construction-in-progress	**(61)**	(1,741)
	10,595	26,175

6. **Taxation**

	Group	
	2002	2001
	HK$'000	*HK$'000*
Hong Kong		
– Current year provision	**235**	–
– Write-back of over-provision in prior year	**–**	(27)
Mainland China		
– Current year provision	**174**	659
– Under-provision in prior year	**–**	470
Deferred tax	**1,721**	(1,000)
Tax expense for the year	**2,130**	102

Hong Kong profit tax has been provided at the rate of 16% on the estimated assessable profit for the year. Overseas profits have been calculated on the estimated assessable profit for the year at the rates prevailing in the respective jurisdictions.

The Group's subsidiary registered in mainland China is exempted from income tax for two years starting from the first profit-making year of operations after offsetting prior losses and is entitled to a 50% relief from income tax for the following three years. During the year, mainland China income tax has been provided at a reduced rate of 7.5% for the period from 1st April, 2001 to 31st December, 2001 and 15% for the period from 1st January, 2002 to 31st March, 2002 on the estimated assessable profits generated by mainland China subsidiary.

7. **Basic earnings per share**

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year ended 31st March, 2002 of HK$15,690,000 (2001: HK$5,681,000), dividend by the weighted average number of ordinary shares outstanding during the year of 868,733,440 shares (2001: 508,149,560 shares).

8. **Diluted earnings per share**

The calculation of diluted earnings per share is based on adjusted consolidated net profit of approximately HK$17,610,000 (2001: HK$6,243,000) on the assumption that all convertible bonds were converted on 1st April, 2001 and on the weighted average number of 1,304,366,720 shares (2001: 635,855,755 shares) deemed to have been in issue during the year.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial highlights

General information

For the year ended 31st March, 2002, the Group recorded a turnover of HK$434.7 million, representing an increase of approximately 7% compared with HK$404.5 million in the previous year. Operating profit grew by 12 times from HK$2.3 million to HK$28.0 million. Net profit attributable to shareholder was HK$15.7 million, up 175% from HK$5.7 million during the same period last year. The Group's basic earnings per share was HK1.81 cents and diluted earnings per share HK1.35 cents.

No principal subsidiaries or associated companies were acquired or disposed of during the year. Investments held have not been materially changed from those disclosed in last year's annual report.

Liquidity and financial resources

As at 31st March, 2002, the Group's net assets increased to HK$254.0 million rendering net assets value per share to HK29 cents. The Group's total assets at that date were valued at HK$564.4 million, including cash and bank deposits totaling approximately HK$55.9 million. Its consolidated borrowings amounted to HK$234.5 million. The Group's debt-to-equity ratio has been further reduced from 114% at 31st March, 2001 to 92% at 31st March, 2002. Improvements over last year's figures were primarily due to successful compliance by the Group of its obligations under the debt-restructuring program, coupled with a decrease in bank borrowings and cuts in interest rates.

Capital structure of the Group

The Group's major borrowings included a 5-year term loan, which had an outstanding balance of HK$87.6 million after having fulfilled its commitment to repay the first two installments totaling HK$22.0 million during the year. The term loan, bearing a floating interest rate, is scheduled to be repaid completely in another four years.

Under the Debt Restructuring Deed dated 10th November, 2000, the Group also issued two convertible bonds, one being zero coupon secured convertible bonds and the other being 4% coupon secured convertible bonds, both to mature at the end of 2005, for discharge of bank indebtedness to the extent of HK$174.0 million. After the completion of a share offer in early 2001, the balance for zero coupon secured convertible bonds and 4% coupon secured convertible bonds were HK$30.0 million and HK$57.1 million respectively.

With the exception of a revolving bank loan of RMB10.0 million, all of the Group's borrowings are denominated in Hong Kong dollars. In addition, all the borrowings of the Group are made on a floating rate basis, except for the 4% coupon secured convertible bonds which have a fixed interest rate. As a result of consecutive cuts in market interest rate and gradual repayment of debts, the Group's financial burden has been greatly alleviated; and the finance costs for the year have dropped by 60%. The Group, therefore, is in sound financial position and has sufficient credit facilities to support its operations.

Charges on Group assets

As at 31st March, 2002, the Group's bank borrowings were secured by the Group's assets.

Details of future plans for material investments or capital assets

The Group does not have any future plans for material investments. There will, however, be a reasonable amount of expenditures in capital assets, including in particular additional and new machines and moulds to cope with production and market demands. It is expected that sources of funding will come primarily from trading profits that the Group will generate, coupled with banking facilities that it currently has.

Exposure on foreign exchange fluctuations

The Group's monetary assets and liabilities were principally denominated in Hong Kong dollars, Chinese Renminbi and U.S. dollars. Inasmuch as the Hong Kong dollars is pegged to the U.S. dollars, and that there has been minimal fluctuation in exchange rate between Hong Kong dollars and Chinese Renminbi, the Group's exposure to currency exchange risk was minimal.

Segment information

The sales distribution by geographical area has not changed materially. The Group's biggest market was still North America. The sales distribution for North America, mainland China, Hong Kong, Europe and others were 61%, 21%, 10%, 5% and 3% respectively.

Contingent liabilities

The contingent liabilities of the Group have not changed materially from those disclosed in last year's annual report.

Employee information

As at 31st March, 2002, the Group employed a workforce of 4,500 employees in its various offices and factories located in Hong Kong and mainland China. Competitive remuneration packages were structured, commensurate with individual responsibilities, qualification, experience and performance. The Group provided on-the-job training and safety training programs to employees.

There was a share option scheme in force but no share option was granted during the period under review. No bonus has been paid other than sums, each equivalent to one additional month's salary, paid to individual staff members in December 2001 as part of agreed salary package, which applied to most of the employees.

Review of operations

Mainland China sales

The PRC's continuous growth has resulted in its GNP (Gross National Product) increasing by 7.3% in the year under review, pushing consumer confidence to a new high. For the Group, its sales to mainland China market recorded a turnover of HK$90.4 million, representing an increase of 8% from last year's HK$83.7 million.

The growth of sales in mainland China also signifies the success of our expansion of regional direct sales offices to large cities such as Zhongshan, Changchun, Qingdao, Shenyang and Shijiazhuang. Currently, our direct sales network covers 29 major cities across the country, which helped in advancing our overall number of customers in mainland China by a total number of over 200 during the year under review.

In order to ensure that prices for goods sold in the PRC market are swiftly and efficiently collected, we have spent more efforts in order to achieve closer cooperation with cross-regional outlets and chain stores, whose sales account for more than 70% of our mainland China market turnover.

HK sales

Hong Kong sales picked up momentum during the year under review, rising to HK$42.3 million, an increase of 4% compared with the figures of last year. This is attributable to consumers' aspiration for quality living and their ever increasing taste for better home furnishings, which we have been able to provide. Despite the economic downturn and an increased unemployment rate, expenditures in home improvements and housewares have been maintained steadily.

International sales

For the year ended 31st March, 2002, the growth in international sales has been particularly encouraging for the Group, achieving an increase of 8% over last year's HK$280.2 million, reaching an overall figure of approximately HK$302.0 million. This was largely due to the rebound of the U.S. market, which has led to a rise in sales of over 5% to HK$235.4 million, as compared with only HK$222.6 million in the previous year. Canada's market performance was extraordinarily good, with sales at a record high of HK$31.8 million, soaring 36% over HK$23.4 million for the same period last year. The European market also fared better during the year under review with sales up over 6%, to reach HK$21.3 million from the previous year's total of HK$20.0 million.

On the whole, the impressive leap in international sales reflected our successful marketing and sales strategies for products catered for various overseas markets.

Production

During the year under review, the Group expanded its production capacity with two types of additional production lines, namely, melamine production lines and iron wire soldering production lines. These additions will be of vital importance to the Group in its future growth. The melamine production machines help upgrade the quality of plastic products for high-end market; whereas iron wire soldering production facilities enable the Group to manufacture whole sets of iron wire products that are new to the Group's product portfolio.

The combined efforts of our R&D specialists and design team have resulted in the introduction of hundreds of new products to the market during the year under review.

Prospects

In mainland China market, the Group has opened a new office in Kunming, the capital city of Yunnan Province. Yunnan has experienced strong economic growth in recent years, due largely to advancements made in tourism and cross-border trade. The Group's entry into the Xinjiang region, on the other hand, is expected to boost local sales for HK$1.2 million. On the whole, the Group anticipates mainland China sales to increase by 6% in the coming year.

To reach this goal, the Group plans to restructure some of its product lines, to conduct focused marketing, to increase controls on account receivables and inventory, and also to enhance brand names promotion through television commercials and billboard advertisements.

The Group anticipates that China's accession to the World Trade Organization will be advantageous to the Group's development. With the influx of big foreign home improvement stores, small local outlets will gradually be phased out. The Group expects to see foreign companies taking up larger market shares, while upgrading level of service in the industry as a whole.

The momentum of growth in Hong Kong is expected to continue as there are signs that the territory may be able to turn its economic situation around in the near future.

As for international markets, given the encouraging results recorded this year, the Group is also optimistic about overseas sales performance in the coming year.

To build a better foundation for the Group's growth in the medium to long term, information technologies will be employed on a larger scale throughout different parts of the Group's operations. The Group has plans to implement a web-based inventory control system to monitor sales and payment status. This system will link up Shenzhen headquarters with all sales offices in the PRC, with the ability to retrieve sales information on a daily basis. The information thus gathered will be useful for the analysis of material sourcing and purchasing, for production line management and for inventory control, thereby increasing production efficacy as a whole. The enhancement of information technology will enable the Group to further its policy of centralized production control alongside the consolidation of its production facilities in Shatou, Shenzhen.

Looking ahead, the Group is confident that with an improved operating performance and a declining financial burden, it will perform well on its way towards recovery and prosperity.

DIVIDENDS

The Directors do not recommend the payment of any dividend in respect of the year.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the year.

AUDIT COMMITTEE

The Company set up an Audit Committee of the Board of Directors on 30th August, 2000. The current committee members comprise two independent non-executive directors, Mr. Tsui Sing Kee, Rawdon and Mr. Ng Wai Lung and one non-executive director, Mr. Keung Sau Tim. The Audit Committee has met six times for the year ended 31st March, 2002 (two of the meetings were with the external auditors) to consider the nature and scope of audit reviews and financial reporting matters (including the interim and annual financial statements before recommending them to the Board of Directors for approval).

COMPLIANCE WITH THE CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules issued by the Stock Exchange throughout the year ended 31st March, 2002, except that the independent non-executive directors are not appointed for specific terms.

CLOSURE OF REGISTER OF MEMBERS

The register of members will be closed from 1st August, 2002 to 8th August, 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for attending the annual general meeting, all transfers accompanied by the relevant share certificates must be lodged with Secretaries Limited, the Registrar of the Company, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 pm on 31st July, 2002.

POSTING OF THE ANNUAL RESULTS ON THE STOCK EXCHANGE WEBSITE

All information required by paragraph 45(1)-45(3) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in due course.

By Order of the Board
Kong Yick Ming
Chairman

Hong Kong, 24th June, 2002

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of the abovenamed company (the "Company") will be held at Miramar Ballroom, Penthouse Floor, Hotel Miramar Hong Kong, 118-130 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong on 8th August, 2002, at 10:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March, 2002.
2. To elect directors and to authorise the board of directors to fix remuneration of directors.
3. To appoint auditors and to authorise the board of directors to fix their remuneration.

ORDINARY RESOLUTIONS

4. As special business, to consider and, if thought fit, pass (with or without amendments) the following resolutions as ordinary resolutions:

A. **"THAT**

(a) subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting the listing of and permission to deal in the shares of the Company to be issued pursuant to the exercise of any options granted under the new share option scheme of the Company (the "New Share Option Scheme"), the rules of which are contained in the document marked "A" produced to the meeting and for the purpose of identification signed by the Chairman, the New Share Option Scheme be and is hereby approved and adopted and the directors of the Company be and are hereby authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the New Share Option Scheme including but without limitation:

(i) to administer the New Share Option Scheme under which options will be granted to participants eligible under the New Share Option Scheme to subscribe for shares of the Company;

(ii) to modify and/or amend the New Share Option Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the New Share Option Scheme relating to modification and/or amendment;

(iii) to allot and issue from time to time such number of shares in the capital of the Company as may be required to be allotted and issued pursuant to the exercise of the options under the New Share Option Scheme provided always that the total number of shares to be issued upon exercise of all options to be granted under the New Share Option Scheme and any other share option schemes of the Company shall not in aggregate exceed 10% of the share capital of the Company in issue as at the date of passing of this resolution (excluding any options lapsed in accordance with the terms of the New Share Option Scheme and any other share option schemes), but the Company may seek approval of its shareholders in general meeting for refreshing the 10% limit; and the maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other share option schemes of the Company shall not exceed 30% of the share capital of the Company in issue from time to time;

(iv) to make application at the appropriate time or times to the Stock Exchange, and any other stock exchanges upon which the issued shares of the Company may for the time being be listed, for the listing of and permission to deal in any shares which may hereafter from time to time be allotted and issued pursuant to the exercise of the options granted under the New Share Option Scheme; and

(v) to consent to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the New Share Option Scheme;

(b) upon the New Share Option Scheme becoming unconditional, the existing share option scheme for the employees and directors of the Company and its subsidiaries which was adopted by the Company on 20th September, 1995 ("the Existing Share Option Scheme") be terminated such that no further options will be granted under the Existing Share Option Scheme but options (if any) previously granted and outstanding under the Existing Share Option Scheme will remain valid and exercisable in accordance with the provisions thereof.";

B. "THAT

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to purchase its own shares, subject to and in accordance with the applicable laws, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meeting.";

C. "THAT

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted, issued or dealt with or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above , otherwise than pursuant to a Rights Issue (as defined below) or the exercise of the subscription rights under the share option schemes of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong).";

D. "**THAT** the aggregate nominal amount of share capital that may be allotted issued or dealt with or agreed conditionally or unconditionally to be allotted, issued or dealt with by the directors of the Company pursuant to resolution no. 4C above be and is hereby extended by the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted to the directors of the Company as mentioned in the above resolution no. 4B.".

By Order of the Board
Kwong, Alvin Lin Pik
Company Secretary

Hong Kong, 24th June, 2002

Principal Office:
Flat E-H
24th Floor
Phase 2
Superluck Industrial Centre
57 Sha Tsui Road
Tsuen Wan
New Territories
Hong Kong

Notes:

(1) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint proxies to attend and vote in his stead. A proxy need not be member of the Company. In order to be valid, the form of proxy must be deposited at the Company's principal office in Hong Kong together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

(2) The register of members of the Company will be closed from 1st August, 2002 to 8th August, 2002, both days inclusive, during which period no transfer of shares will be effected. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on 31st July, 2002.

(3) The annual report of the Company for the year ended 31st March, 2002 also containing this notice together with a circular setting out further information regarding resolutions no. 4A to 4D above will be despatched to shareholders as soon as practicable.

Please also refer to the published version of this announcement in The Standard.

MAGICIAN INDUSTRIES (HOLDINGS) LIMITED
（通達工業（集團）有限公司）*

（於百慕達註冊成立之有限公司）

截至二零零二年三月三十一日止全年業績公佈

已審核之業績

通達工業（集團）有限公司（「本公司」）之董事會（「董事會」）宣佈，本公司及其附屬公司（「本集團」）截至二零零二年三月三十一日止年度之已審核業績連同二零零一年同期之比較數字如下：

	附註	二零零二年 千港元	二零零一年 千港元
營業額	2	**434,749**	404,490
銷售成本		**(296,681)**	(289,744)
毛利		**138,068**	114,746
其他收入		**3,483**	5,300
銷售及分銷成本		**(32,418)**	(29,306)
行政支出		**(66,752)**	(80,191)
其他營運支出		**(14,351)**	(8,247)
		(110,038)	(112,444)
經營業務之溢利	3	**28,030**	2,302
債務豁免淨收益	4	**—**	30,060
淨財務費用	5	**(10,595)**	(26,175)
應佔聯營公司溢利（虧損）		**385**	(330)
除稅前溢利		**17,820**	5,857
稅項	6	**(2,130)**	(102)
未計少數股東權益前溢利		**15,690**	5,755
少數股東權益		**—**	(74)
股東應佔日常業務溢利淨額		**15,690**	5,681
每股溢利			
基本（港仙）	7	**1.81**	1.12
攤薄（港仙）	8	**1.35**	0.98

1. **組織**

本公司為於百慕達註冊成立之受豁免有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。

2. **銷售及分部資料**

本集團主要從事製造及買賣家居產品。

(a) 地理分佈

本集團收入主要源自北美洲及中國客戶，而本集團的商業活動均在香港及中國大陸內進行。本集團對外銷售客戶地理分佈如下：

	美國		加拿大		中國		歐洲及其他地區		總額	
	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
對外銷售	**235,424**	222,621	**31,809**	23,444	**132,727**	124,324	**34,789**	34,101	**434,749**	404,490
毛利	**64,587**	52,112	**9,225**	6,874	**54,362**	45,965	**9,894**	9,795	**138,068**	114,746

本集團的生產設施全部放置於中國大陸，因此，按地理分佈的資產、負債及資本性開支的資料分析並無詳列。

(b) 本集團的銷售及業績超過90%是由在中國大陸及香港的製造及買賣家居用品產生，故毋需提供業務分部資料。

3. **經營業務之溢利**

經營業務之溢利已扣除(計入)下列各項：

	本集團	
	二零零二年	二零零一年
	千港元	*千港元*
折舊	**44,152**	42,521
銀行存款利息收入	**(1,671)**	(3,538)

4. **債務豁免淨收益**

根據二零零零年十一月十日的債務重整契約內的債務和解安排，減去有關直接費用後，約30,060,000港元的債務豁免收益已於二零零一年三月三十一日該年度的綜合損益表上反映。

5. **淨財務費用**

	本集團	
	二零零二年	二零零一年
	千港元	*千港元*
下列各項之利息：		
須於五年內全數償還之銀行貸款及透支	**7,676**	26,173
可換股債券	**2,291**	645
融資租約	**689**	1,098
財務費用總額	**10,656**	27,916
減：撥充資本之在建工程利息	**(61)**	(1,741)
	10,595	26,175

6. 稅項

	本集團	
	二零零二年 千港元	二零零一年 千港元
香港		
一本年度撥備	235	—
一回撥以前年度準備	—	(27)
中國大陸		
一本年度撥備	174	659
一以前年度準備不足	—	470
遞延稅項	1,721	(1,000)
本年度稅項支出	2,130	102

香港利得稅乃按本年度香港業務應佔之估計應課稅溢利，以16%稅率計算。海外溢利之稅項乃根據估計本年度應課稅溢利按其管轄權區域內之適用稅率計算。

本集團於中國大陸註冊之附屬公司由首個經營業務獲利年度起計扣除以前虧損後，可獲豁免繳納兩年所得稅，而其後三年之所得稅則可獲減免50%。本年度，中國大陸附屬公司的中國大陸所得稅於二零零一年四月一日至二零零一年十二月三十一日為已減的稅率7.5%及於二零零二年一月一日至二零零二年三月三十一日的稅率15%按估計應課稅溢利計算。

7. 每股基本溢利

每股基本溢利乃根據本年度之股東應佔日常業務溢利淨額15,690,000港元（二零零一年：5,681,000港元）及本年度已發行普通股之加權平均數868,733,440股（二零零一年：508,149,560股）計算。

8. 每股攤薄溢利

計算每股攤薄溢利的方法乃根據本年度調整後之股東應佔溢利17,610,000港元（二零零一年：6,243,000港元）及假設把所有可換股債券於二零零一年四月一日兌換成股份，發行後之普通股加權平均股數為1,304,366,720股（二零零一年：635,855,755股）。

管理層討論與分析

財務摘要

業績概覽

截至二零零二年三月三十一日止年度內，本集團營業額為港幣四億三千四百七十萬元，較去年同期之港幣四億零四百五十萬元上升約7%。經營溢利有12倍的增幅，由港幣二百三十萬元上升至港幣二千八百萬元。此外，本集團股東應佔溢利淨額為港幣一千五百七十萬元，較去年同期的港幣五百七十萬元，上升175%。本集團每股基本溢利為港幣1.81仙，每股攤薄溢利為港幣1.35仙。

本年度內，本集團並沒有收購或出售任何主要附屬公司或聯營公司。而持有投資項目的情況，與去年年報相比，亦無重大改變。

流動資金和財政資源

截至二零零二年三月三十一日止年度內，本集團之淨資產值增加至港幣二億五千四百萬元，每股淨資產值為港幣二十九仙。同時，本集團總資產值為港幣五億六千四百四十萬港元，其中現金及銀行存款約佔港幣五千五百九十萬元。本集團之綜合借貸為港幣二億三千四百五十萬元。負債資產比率則從二零零一年三月三十一日的114%，下降至二零零二年三月三十一日的92%，這主要有賴本集團嚴格遵守債務重組計劃的承諾責任，同時亦得益於減低銀行借款及息率的下調。

本集團資本架構

本集團之主要借貸包括一項五年期的貸款，在本集團按時支付首兩期合共港幣二千二百萬元的還款後，剩餘債項為港幣八千七百六十萬元。此貸款為浮息貸款，將在未來四年全數攤還。

按二零零零年十一月十日所訂之債務重組契約，本集團發行了兩種有抵押可換股債券以償還港幣一億七千四百萬元之債項。其中一種為無息票有抵押可換股債券，另一種則為四厘息票有抵押可換股債券，兩者均於二零零五年年底到期。在二零零一年初完成一項股份銷售後，剩餘之無息票有抵押可換股債券為港幣三千萬元，而四厘息票有抵押可換股債券則為港幣五千七百一十萬元。

除了一筆為數人民幣一千萬元之循環銀行貸款外，本集團所有借貸均以港幣結算。此外，本集團所有借貸之息率均為浮息，但四厘息票有抵押可換股債券則為例外，是以定息計算。經過市場多次減息，加上本集團逐步攤還債項，本集團的財務負擔得以大為減輕，亦使全年的財務成本縮減60%。因此，本集團的財務狀況健全，並具充足的融資額支援業務營運。

本集團資產抵押
於二零零二年三月三十一日，本集團之銀行借貸由本集團的資產作擔保。

重大投資或資本資產之未來計劃
本集團並無任何重大投資計劃，惟集團將恰當地作出資本性資產支出，尤其是添置新的機器及模具，以配合生產及市場需求。當中所需資金，主要來自集團的經營利潤，其次來自現有的銀行融資額。

外幣兌換風險
本集團之貨幣資產及負債以港幣、人民幣及美元為主要結算貨幣。由於港幣與美元掛鈎，而港幣兌人民幣的匯價波幅亦相當輕微，因此本集團所承受的外幣兌換風險極低。

分部資料
於過去一年，本集團按市場地區劃分之銷售業務並無大變化。北美洲仍是本集團的第一大市場。本集團於北美洲、中國大陸、香港、歐洲及其他地區之銷售業務分佈比例分別為61%、21%、10%、5%及3%。

或然負債
於回顧中的年度內，本集團的或然負債與去年年報所示者，並無實質改變。

僱員資料
於二零零二年三月三十一日，本集團僱員總數為四千五百人，遍佈於中、港兩地之辦公室及廠房。僱員之薪酬是以其個人職責、資格、經驗及表現來釐定。本集團亦有為員工提供在職培訓及安全訓練。

本集團設有股份認購權計劃，惟於回顧中的年度內並無任何僱員獲得股份認購權。本集團除於二零零一年十二月向大部份僱員派發薪酬合約所議訂之一個月額外薪金外，並沒有向僱員發放其他花紅。

業務回顧

中國大陸業務
中國的經濟不斷迅速發展，國民生產總值於回顧期內較去年上升7.3%，把消費者的消費信心推至另一高峰。本集團中國大陸業務之營業額為港幣九千零四十萬元，較去年同期的港幣八千三百七十萬元，增加長達8%。

中國大陸市場的銷售增長，顯示本集團成功擴展銷售網絡延伸至大城市如中山、長春、青島、瀋陽及石家庄等地。現時，本集團之直接銷售點已覆蓋中國二十九個主要城市，於回顧中的年度內，招攬多了二百多名新客戶。

集團致力加強與跨地區大型零售網絡及連鎖店合作，以確保產品價格迅速反映國內市場需求及加快收款速度。目前，這批客戶的生意，佔集團在中國大陸營業額的70%以上。

香港業務
於回顧中的年度內，本集團於香港的業務有好轉的跡象，營業額上升至港幣四千二百三十萬元，與去年同期比較，增幅4%。香港業務有所改善，主要是因為消費者追求更高的生活質素及更有品味的家居用品，而本集團的產品正能滿足他們的需求。雖然經濟疲弱及失業率不斷增高，但消費者用於美化家居及添置家庭物品的支出，一直保持不跌。

國際業務
截至二零零二年三月三十一日止年度內，國際市場之營業額由去年同期的港幣二億八千零二十萬元上升至約港幣三億零二百元，增幅達8%，實在令人鼓舞。國際市場之營業額能有此佳績，主要有賴美國市場需求反彈，其營業額由去年同期的港幣二億二千二百六十萬元，上升逾5%至港幣二億三千五百四十萬元。來自加拿大的營業額更創新高，由去年同期的港幣二千三百四十萬元，上升至港幣三千一百八十萬元，增幅超逾36%。歐洲市場的營業額亦較去年表現為佳，上升逾6%，由去年同期的港幣二千萬元，上升至港幣二千一百三十萬元。

整體而言，本集團之國際業務能有此卓越成績，全賴本集團成功地針對不同海外市場，作出推廣及銷售的準確政策。

生產
於回顧中的年度內，集團增設了兩項生產線，分別為科學瓷生產線及鐵線焊接生產線。這兩條生產線對集團未來的業務增長，極為重要。科學瓷生產設施可提升塑膠產品的質素，幫助拓展高檔市場；鐵線焊接生產設施則可以成套生產鐵線材料，並焊接成型製品，屬於集團旗下的新產品。

於回顧中的年度內，本集團積極進行各種研發的工作，共推出數百款新產品於市場出售。

前景
在中國大陸市場中，本集團已於雲南省的昆明市設立分公司。當地近年受益於旅遊業及跨境貿易蓬勃發展，錄得強勁的經濟增長，前景秀麗。另一方面，本集團進軍新疆，預期當地營業額可達港幣一百二十萬元。整體而言，本集團預期來年中國大陸的總營業額，可增加6%。

為達到中國大陸市場的銷售指標，本集團計劃調整商品結構，大力推行有計劃的促銷活動，加強應收賬款及存貨處理，以及善用傳播媒體及廣告板增加集團的品牌推廣。

中國加入世界貿易組織，對本集團之發展，極為有利。隨著外國大型家居用品店湧入中國，國內小型商店，將會逐漸被淘汰。本集團預期外國公司於中國國內的市場佔有率，將會逐漸擴大，從而令業內服務質素，整體地提高。

隨著香港經濟逐步復甦，預期來年本集團於香港之業務，會穩步上揚。

至於國際市場，基於今年的佳績，本集團對來年的海外銷售表現，亦充滿信心。

本集團為了穩固中、長期的發展步伐，將會較大規模地利用資訊科技，改善業務操作程序。本集團正計劃推行一個網上存貨控制系統，以管理收支狀況。此系統會連接至深圳總部及中國各分銷點，讓本集團清楚了解每日的銷售情況。這些資料有助分析本集團的原材料採購、生產線管理及存貨控制，從而提高整體生產效率。隨著本集團把生產工序遷入深圳沙頭廠，增加採用資訊科技，將幫助本集團進一步推行中央生產控制的政策。

展望未來，本集團有信心可繼續改善營運表現及減輕財務負擔，以良好的表現，繼續邁向復甦與繁榮。

股息
董事建議本年度不派付股息。

購買、贖回或出售本公司之上市證券
於本年度內，本公司或其任何附屬公司概無購買、贖回或出售本公司之任何上市證券。

審核委員會
審核委員會於二零零零年八月三十日成立。現時成員包括兩位獨立非執行董事，徐聖祺先生及吳偉龍先生和一位非執行董事，姜壽添先生。審核委員會自截至二零零二年三月三十一日止年度內曾舉行六次會議(其中兩次屬與核數師會議)討論審計性質及範圍，和財務報告事項(包括中期及未提交予董事會通過之年度財務報表)。

遵守最佳應用守則
董事認為，除未根據有關規定委任獨立非執行董事之外，本公司於截至二零零二年三月三十一日止年度內已遵守聯交所證券上市規則(「上市規則」)附錄十四所載之最佳應用守則。

暫停辦理股東登記
本公司將由二零零二年八月一日起至二零零二年八月八日止(包括首尾兩天)暫停辦理股東登記手續，在該期間內將不會辦理任何股份過戶登記。如欲參予股東週年大會，則所有股份過戶文件必須連同有關股票最遲須於二零零二年七月三十一日下午四時正前交回本公司在香港之股份過戶登記分處秘書商業服務有限公司辦理過戶登記手續，地址為香港干諾道中111號永安中心5樓。

全年業績刊登於聯交所的萬維網

根據上市規則附錄十六所載第45(1)段至45(3)段的規定所需資料將刊登於聯交所的萬維網上。

承董事會命
江益明
主席

香港，二零零二年六月二十四日

股東週年大會通告

茲通告本公司謹訂於二零零二年八月八日上午十時正假座香港九龍尖沙咀彌敦道118-130號美麗華酒店頂樓宴會廳舉行股東週年大會，以便處理下列事項：

1. 省覽截至二零零二年三月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

2. 選任董事及授權董事會釐定其酬金。

3. 委聘核數師及授權董事會釐定其酬金。

普通決議案

4. 考慮及酌情通過(已經或未經修改)下列各項決議案為普通決議案：

A.「動議：

(a) 香港聯合交易所有限公司(「聯交所」)上市委員會有條件批准根據一項新購股權計劃(「新購股權計劃」)授出之任何購股權行使時將予發行之本公司股份上市及買賣後，本公司批准及採納新購股權計劃，並註有「A」字樣之新購股權計劃規則之文件已提呈大會，且已由大會主席簽署以作識別；而本公司董事獲授權採取其認為必要或當之如下行動或事宜，以使新購股權計劃得以生效：

(i) 管理新購股權計劃，授出獲此計劃認購之公司股份予以合資格的參與者；

(ii) 按該等新購股權計劃規則之更改／修定條文，不時按照此等相關之條款更改／修訂新購股權計劃；

(iii) 在新購股權計劃下而行使的購股權，可被要求就公司股本不時配發及發行此等股份，而倘若所有根據計劃授出的購股權予以行使時發行的股份總數，及任何其他計劃合計不得超過本公司於此決議案通過日已發行之公司股本之10%(根據新購股權計劃及任何其他計劃內之條款而失效之購股權除外)；但可於股東大會內尋求股東重新批准修改此10%之限制；及可於計劃已授出但未行使的購股權予以行使發行的股份最高數目，不得超過公司不時已發行之公司股本之30%。

(iv) 在適當時間向聯交所及本公司已發行股份當時上市之其他交易所申請、批准以後不時因新購股權計劃之購股權獲行使而配發及發行之本公司股份上市和買賣許可。

(v) 在認為合適及合宜之情況下，同意有關當局對新購股權計劃所規定或實施之該等條件修改及／或更改。

(b) 當新購股權計劃成為無條件，自一九九五年九月二十日所採納給予公司或任何附屬公司之僱員及董事的現有購股權計劃(「現有購股權計劃」)，將會被取消；而現有購股權計劃將不會授出任何購股權；不過，根據現有購股權計劃之前所授出及已授出但未行使的購股權，會按其條文繼續生效及行使。」

B.「動議：

(a) 在下文(b)段之限制下，一般及無條件批准本公司董事在有關期間(按下文之定義)行使本公司一切權力，根據適用法例購回本公司之股份；

(b) 本公司於有關期間根據本決議案(a)段通過可購回之本公司之股份總面值不得超過本決議案通過當日，本公司已發行股本總面值之10%，而本公司批准應以此為限；及

(c) 就本決議案而言：

「有關期間」指本決議案通過之日至下列日期（以最早者為準）止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 任何本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 在本公司股東大會通過普通決議案授權撤銷或修訂本決議案之日。」

C. 「動議：

(a) 在本決議案第(c)段之限制下，一般及無條件授權本公司董事在有關期間（按下文之定義）內行使本公司一切權力，以配發、發行或以其他方式處置本公司股本中之額外股份，及訂立或授予可能須行使該等權力之提議、協議及購股權；

(b) 在本決議案(a)段之批准下，授權本公司董事於有關期間內訂立或授予在有關期間結束後可能須行使該等權力之提議、協議及購股權；

(c) 本公司董事根據本決議案第(a)段批准所配發、發行、買賣或有條件或無條件同意配發、發行、買賣之股本總面值（不論是否根據購股權或其他方式配發者），不得超過本公司於本決議案通過當日之已發行股本總面值之20%，而上述之批准須受此數額限制，惟根據配售新股（按下文之定義）或根據本公司的購股權計劃所附之權利行使認購權而配發者除外；及

(d) 就本決議案而言：

「有關期間」指本決議案通過之日至下列日期（以最早者為準）止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 在本公司股東大會通過普通決議案授權撤銷或修訂本決議案之日；及

「配售新股」指本公司董事於指定期間內，根據於某一指定記錄日期之股份持有人名列於該日之持股比例，向彼等提出之股份配售建議（惟本公司董事有權就零數股份或根據任何本港以外地區之法律規定之限制或責任或任何認可監管機構或任何證券交易所之規定作出本公司董事認為必須或權宜之豁免或其他安排）。」

D. 「動議：
本公司董事依據以上第4C項的決議案，公司之股本總面值可配發、發行、買賣或有條件或無條件同意配發、發行或買賣，擴大至根據上文第4B項決議案授予本公司董事之一般授權，可購回本公司股份之面值總額。」

承董事會命
公司秘書
鄺運璧

香港，二零零二年六月二十四日

主要辦事處：
香港
新界
荃灣
沙咀道57號
荃運工業中心
第二期
24樓
E-H座

附註：

(1) 凡有權出席上述通告召開之大會並可於會上投票之股東，均有權委派一名代表出席，並於投票表決時代其投票。受委代表毋須為本公司之股東。代表委任表格連同已簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之有關副本，最遲須於大會或其續會舉行時間四十八小時前送交本公司在香港主要辦事處，方為有效。

(2) 本公司將由二零零二年八月一日起至二零零二年八月八日止（包括首尾兩天）暫停辦理股東登記手續，在該期間內將不會辦理任何股份過戶登記。所有股份過戶文件必須連同有關股票最遲須於二零零二年七月三十一日下午四時正前交回本公司在香港之股份過戶登記分處秘書商業服務有限公司辦理過戶登記手續，地址為香港干諾道中111號永安中心5樓。

(3) 亦載有此通告之本公司截至二零零二年三月三十一日止年度之年報連同一份載有關於上文第4A至4D項決議案進一步資料之通函將盡快寄發予各股東。

* *僅供識別*

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